CONSENT OF EXPERT
I, Raynald Vincent, do hereby consent to the filing of the resources information in the Annual Information Form (the “AIF”) of Alamos Gold Inc. (the “Company”) for the year ended December 31, 2019 and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2019, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into any Registration Statement on Form S-8 (Registration No. 333-206182) of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.
Dated: March 27, 2020

By:     /s/ Raynald Vincent
Name:    Raynald Vincent